UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For September 3, 2003

PRIMEWEST ENERGY TRUST

(Exact Name of Registrant as Specified in Its Charter)

Suite 4700, 150 Sixth Avenue S.W., Calgary, Alberta, Canada T2P 3Y7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

1.

News Release issued by PrimeWest Energy Trust dated September 3, 2003 regarding a bought deal financing for Canadian investors only, as well as the October 15, 2003 distribution declaration notification.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEWEST ENERGY TRUST

By:

s/ Dennis G. Feuchuk

Name:    Dennis G. Feuchuk

Title:       Vice President, Finance &
                                                                           Chief Financial Officer

Date: September 3, 2003

EXHIBIT A ATTACHED

PRIMEWEST ENERGY TRUST ANNOUNCES $80 MILLION BOUGHT DEAL FINANCING AND DISTRIBUTION LEVEL FOR OCTOBER September 3, 2003 FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; NYSE: PWI) - PrimeWest Energy Trust (PrimeWest) announced today that it has entered into an agreement to sell, to a syndicate of underwriters led by Scotia Capital and CIBC World Markets Inc., and including BMO Nesbitt Burns Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial, Canaccord Capital Corporation, Desjardins Securities Inc, FirstEnergy Capital Corp., and HSBC Securities (Canada) Inc., 3.1 million Trust Units at $25.90 per Trust Unit to raise gross proceeds of approximately $80 million on a bought deal basis.  Closing is expected to occur on or about September 23, 2003.

PrimeWest today also announces a cash distribution of 32 cents Canadian per trust unit payable on October 15th, 2003, to all unitholders of record on September 30th, 2003.  The ex-distribution date is September 26th, 2003.  Provided closing occurs as scheduled, purchasers of the issue will be eligible to receive the cash distribution.

The issue will be a bought underwritten public issue in all provinces of Canada by way of a short form prospectus.  The issue will not be offered for sale in the U.S. or internationally.

The net proceeds of the issue will be used for general corporate purposes, debt reduction, and to fund ongoing capital expenditures, including gas well drilling and facilities investments at Caroline, Valhalla and Brant Farrow.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol "PWI".  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX".

Learn more about PrimeWest on our Web site, www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Cindy Gray
Manager, Investor Relations	Investor Relations Advisor
403-699-7367	403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

Suite 4700, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825